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Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-203190 and 333-203888

          PROSPECTUS

3,850,000 shares

Common stock

HealthEquity, Inc. is offering 395,000 shares of its common stock and the selling stockholders are offering 3,455,000 shares of common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "HQY." The last reported sale price of our common stock on May 5, 2015 was $25.90 per share.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and therefore are subject to reduced reporting requirements.

	Per share	Total
Public offering price	$25.900	$99,715,000
Underwriting discounts and commissions(1)	$1.036	$3,988,600
Proceeds to HealthEquity, Inc., before expenses	$24.864	$9,821,280
Proceeds to selling stockholders	$24.864	$85,905,120

(1)
See "Underwriting" for a description of compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 577,500 shares of common stock at the public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves risks. You should carefully read and consider the "Risk factors" section beginning on page 14 of this prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about May 11, 2015.

Wells Fargo Securities

Raymond James	Baird	SunTrust Robinson Humphrey

Prospectus dated May 5, 2015.

          Neither we, the selling stockholders nor the underwriters have authorized anyone to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.

          For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus we have prepared in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions in this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

 PROSPECTUS SUMMARY

          This summary highlights information contained or incorporated by reference elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing or incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. Unless the context otherwise indicates or requires, the terms "we," "our," "us," "HealthEquity," and the "Company," as used in this prospectus, refer to HealthEquity, Inc. and its subsidiaries as a combined entity, except where otherwise stated or where it is clear that the terms mean only HealthEquity, Inc. exclusive of its subsidiaries.

Overview

          We are a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions. Our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings. We can integrate with any health plan or banking institution to be the independent and trusted partner that enables consumers as they seek to manage, save and spend their healthcare dollars. We believe the secular shift to greater consumer responsibility for healthcare costs will require a significant portion of the approximately 175 million under-age 65 consumers with private health insurance in the United States to use a platform such as ours.

          The core of our ecosystem is the health savings account, or HSA, a financial account through which consumers spend and save long term for healthcare on a tax-advantaged basis. We are the integrated HSA platform for 20 of the 50 largest health plans in the country, a number of which are among 28 Blue Cross and Blue Shield health plans in 26 states, and approximately 27,000 employer clients, including industry leaders such as Adobe Systems, American Express Company, Dow Corning Corporation, eBay, Inc., Google, Inc., Intermountain Healthcare, and Kohl's Corporation. Our customers include individuals, employers of all sizes and health plans. We refer to our individual customers as our members, our health plan customers as our Health Plan Partners and our employer customers with more than 1,000 employees as our Employer Partners. Our Health Plan Partners and Employer Partners collectively constitute our Network Partners. Through our existing Network Partners, we have the potential to reach over 60 million consumers, representing approximately 34% of the under-age 65 privately insured population in the United States. As of January 31, 2015, we had over 1.4 million HSAs on our platform, which we refer to as our HSA Members, representing over 3.2 million lives. During the years ended January 31, 2015, 2014 and 2013, we added approximately 476,000, 306,000 and 216,000 new HSA Members, representing approximately 1.1 million, 700,000 and 500,000 lives, respectively.

          We have developed technology and a differentiated focus on the consumer to facilitate the transition to a more consumer-centric approach to healthcare saving and spending. In an environment where consumers own greater responsibility for cost, they require better information, a more integrated experience, a customer service model that is similar to other consumer businesses, and the ability to make their dollars and data portable. By integrating healthcare saving and spending with the broader healthcare system, we are breaking down the historical wall between personal finance and healthcare and enabling consumers to make the transition to a consumer-centric healthcare environment. We do this in a number of key ways:

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  We connect people to their health and wealth data, delivering answers to critical consumer questions such as: What do I owe? What am I being billed for? How can I spend less? Did I get my health plan discount? Where should I invest my healthcare dollars?

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  We create a singular consumer healthcare ecosystem by allowing third-party applications, such as price transparency, telemedicine, and wellness tools, to plug into our platform to drive adoption of these applications among our members.

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  We deliver millions of personal and relevant messages, empowering consumers at critical healthcare "save" and "spend" moments.

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  We give consumers the freedom to move through the healthcare system by liberating their healthcare data and dollars.

          Our solution is deployed as a cloud-based platform that is accessible to our customers through the Internet and on mobile devices. We host our solution on private servers, which allows us to scale on demand. Core to our technology is a configurable framework and open platform that we believe provides us greater functionality and flexibility than generic technologies used by our legacy competitors and requires less investment and time to configure and customize to our customers' needs.

          Our ability to seamlessly integrate third-party applications has also afforded us an advantage in an expanding consumer healthcare landscape. A growing number of companies are attempting to integrate into the consumer's daily healthcare spending experience by leveraging our platform. These companies offer functions such as price transparency, benefits enrollment, population health, wellness, analytics, health insurance and investment services, and are looking to reach the consumer at the critical "save" and "spend" moment. In an effort to capitalize on this opportunity, we continue to expand the number of ecosystem partners with whom our platform is integrated. As of January 31, 2015, we expanded our ecosystem partners to 18 unique consumer-centric partners that provide price transparency, telemedicine, health engagement, or 401(k) solutions.

          Our business model provides strong visibility into our future operating performance. As of the beginning of the past several fiscal years, we have had approximately 90% visibility into the revenue of the subsequent fiscal year. We charge monthly administration fees, primarily through multi-year contracts with our Network Partners, employer clients and individual members. We earn custodial fees, which are primarily interest earned on our cash assets under management, or AUM, deposited with our insurance company partner and with our FDIC-insured custodial depository bank partners, fees earned by us from mutual funds in which our members invest on a self-directed basis, and fees for investment advisory services. We also earn card fees, which are primarily interchange fees charged to merchants on payments made with our cards via payment networks. Monthly account fees, custodial fees, and card fees are recurring in nature, providing strong visibility into our future business.

          Because of our scalable technology platform and large number of existing Network Partners, our operating model provides a significant embedded organic growth opportunity and high returns on each incremental dollar of revenue. Over the past two years, our operating model has allowed us to grow the number of our HSA Members by 111%, with 80% coming from existing Network Partners, and increase our AUM by 103%. As a result, our total revenue increased 42%, from $62.0 million for the year ended January 31, 2014 to $87.9 million for the year ended January 31, 2015, and our Adjusted EBITDA increased 60%, from $15.8 million for the year ended January 31, 2014 to $25.2 million for the year ended January 31, 2015. See "Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures" for more information as to how we define and calculate Adjusted EBITDA and for a reconciliation of net income, the most comparable measure under generally accepted accounting principles in the United States, or GAAP, to Adjusted EBITDA.

Our Opportunity

          We believe the shift to healthcare consumerism is just beginning. The number of HSAs has grown from 4.9 million in December 2009 to 13.8 million in December 2014 and, according to Consumer Driven Market Report, the number of people with HSAs is expected to reach 50 million by 2020. We believe this HSA growth will be driven, in part, by the Patient Protection and Affordable Care Act of 2010, or the PPACA, which requires nearly all legal U.S. residents to obtain health insurance with minimum essential coverage, commonly referred to as the "individual mandate," or be subject to a tax penalty. We believe the individual mandate will drive consumers to high deductible health plans, or HDHPs, that are eligible to be coupled with HSAs, which we refer to as HSA Plans, thus increasing the number of HSAs, because HSA Plans, with their low annual premiums, offer an affordable means of obtaining the health insurance coverage required by the individual mandate. We also believe medical cost inflation and higher income tax rates will drive HSA growth as consumers seek alternative ways to reduce their healthcare costs and tax expenses. By combining innovations in technology, analytics, consumer experience and financial planning, we believe we are well-positioned to take advantage of the emergence of the new healthcare consumer.

          We are addressing the large and growing U.S. health insurance market.    The U.S. under-age 65 private health insurance market consists of approximately 175 million people. The PPACA is widely expected to expand coverage among the approximately 30 million uninsured Americans through its individual and employer mandates, premium subsidies, state health insurance exchanges and ban on withholding coverage due to pre-existing medical conditions. We see an opportunity to address the 54 million Medicare-eligible Americans and have been involved in industry-wide efforts to expand HSA eligibility to this large and growing population.

          Health insurance is in the midst of major structural change.    Despite multiple efforts by employers, health plans and government, health insurance premium increases have exceeded worker-earnings increases and inflation in every year since 1998. Premiums have nearly tripled in that time, while worker earnings have increased at a slower rate. In response, employers and health plans are increasingly adopting health insurance plans in which consumers own more financial responsibility through higher deductibles, such as HSA Plans. We believe we enable this disruption of the traditional health insurance model by creating incentivized, engaged and empowered healthcare consumers.

          HSAs and HSA assets are rapidly growing.    HSAs have grown from 4.9 million in 2009 to 13.8 million in 2014. HSA assets, comprised of both cash deposits and investments, have grown from $7.2 billion to $24.2 billion during this timeframe. Fewer than 3% of our HSAs have investments today. However, as the structural shift in health insurance continues, we believe that health savings will become an important part of the consumer's financial portfolio and planning, resulting in significant asset growth. The vintage of accounts continues to grow as well, naturally driving up assets.

          PPACA implementation accelerates structural change.    As the PPACA is fully implemented, HSA growth will benefit from a significant expansion of the addressable market. The introduction of state health exchanges, and the expected emergence of private exchanges, should also drive growth of HSAs. We believe our Health Plan Partners, which include 28 Blue Cross and Blue Shield health plans in 26 states, 13 regional integrated health plans, and several new state health "CO-OP" insurers, are well-positioned to win business on exchanges, increasing our addressable HSA population.

          Patients are becoming engaged consumers.    The shift of financial responsibility to consumers drives them to take cost-conscious actions that result in permanent reduction in healthcare cost-trends. We believe that the greatest challenge health plans and employers face with consumer-centric health plans is the complexity these plans create for individual consumers. Offering consumers a secure, content-rich environment to make highly personal healthcare saving and spending decisions, one that brings together disparate data and provides data-driven individualized advice, is critical to empowering consumers to manage a greater portion of their healthcare cost responsibility.

          Each HSA becomes a consumer ecosystem rather than a single product.    The shift of first-dollar responsibility for healthcare costs inherent in HSA Plans, sometimes called the "retail effect," is giving rise to new consumer-centric solutions such as price transparency, retail clinics, telemedicine, and health and wealth financial planning. These solutions are all attempting to benefit from the growing reality that the consumer owns more of the healthcare financial burden. While many of these products and services have the potential to reduce costs, they are difficult to implement effectively without accessing the consumer at the critical "save" and "spend" moment. The HSA platform is becoming a natural hub for these solutions to integrate into the consumer experience because it is the place where consumers execute their healthcare saving and spending decisions and it is the point of integration for disparate patient-level clinical and administrative information. We believe that the ability of technology-enabled HSA platforms such as ours to integrate these disparate solutions into a singular experience for the healthcare consumer has the opportunity to transform the consumer experience and impact the adoption of this growing universe of new consumer-centric healthcare solutions.

          Legacy competitors are not prepared to meet the growing needs of the healthcare consumer.    When HSAs came into being over a decade ago, banks and transaction processors took early market share based on their transaction processing skills and commercial banking relationships with health insurers and employers. As the role of HSA platforms began to expand to become a critical component of the broader consumer healthcare experience, we believe that these and other firms recognized that solely applying legacy transaction processing capability to HSAs was not sufficient. Many of these legacy competitors such as Ceridian HCM, Inc., Citigroup Inc., Fidelity National Information Services, and JPMorgan Chase & Co. have either outsourced their HSA platform or exited the market. Today, insurers and employers are turning to open technology-based firms such as ours that deliver a complete consumer experience by integrating HSAs with other consumer tools. We expect the growing complexity of the healthcare system and the emergence of more consumer-centric healthcare solutions will further increase the need for more complete healthcare-specific platforms such as ours.

Our Competitive Strengths

          We believe we are well-positioned to benefit from the transformation of the healthcare benefits market. Our platform is aligned with a new healthcare environment that rewards consumer engagement and fosters an integrated consumer experience.

          Leadership and first-mover advantage.    We are a pioneer in the development of technology solutions that empower consumers to make informed healthcare saving and spending decisions. We have established a defensible leadership position in the HSA industry through our first-mover advantage, focus on innovation and differentiated capabilities. Our leadership position has been recognized by Consumer Driven Market Report (2013), and is further evidenced by the more than doubling of our market share, from 4% in December 2010 to 9% in December 2014, as noted by the 2014 Devenir HSA Research Report.

          Our position as an innovator is demonstrated by a series of transformative accomplishments, which we believe to be industry firsts, including:

•	2003:	Offered 24/7/365 live support from health saving and spending experts;
•	2004:	Published The Complete HSA Guidebook, a comprehensive reference now in its eighth edition;
•	2005:	Integrated an HSA into a health plan;
•	2006:	Authorized to act as an HSA custodian by the U.S. Department of the Treasury;
•	2008:	Integrated claims-driven price transparency tools;
•	2009:	Integrated HSAs with multiple health plans of a single large employer;
•	2009:	Delivered integrated wellness incentives through an HSA;
•	2009:	Partnered with a private health insurance exchange as its preferred HSA partner;
•	2010:	Integrated enrollment on a state health insurance exchange;
•	2011:	Integrated HSAs, health reimbursement arrangements, flexible spending accounts and investment accounts on one website; and
•	2013:	Delivered HSA-specific online investment advice.

          We believe that these innovations have helped us develop a strong brand and reputation, enter into strategic distribution partnerships with health plans and employers, and gain significant market share of HSAs in the United States.

          Complete solution for managing consumer healthcare saving and spending.    We simplify the consumer's healthcare decision-making process by leveraging our expertise and technology to create a single place for consumers to manage their healthcare saving and spending decisions. Our members utilize our platform in a number of ways and in varying frequencies. For example, our members utilize our platform to evaluate and pay healthcare bills through the member portal, which allows members to pay their healthcare providers, receive reimbursements and learn of savings opportunities for prescription drugs. In addition, our members utilize our platform to make educated investment choices in respect of their tax-advantaged healthcare savings through our online investment tools and HealthEquity Advisor, our online-only registered investment advisor that recommends investments that are tailored to a member's specific financial goals. Members also utilize the platform's mobile app to view and pay claims on-the-go, including uploading medical and insurance documentation to the platform with their mobile phone cameras. During the year ended January 31, 2015, our platform experienced 14.0 million logons and, on average, every month 28% of our members signed into our platform and 13% reached out to one of our Member Education Specialists.

          Proprietary and integrated technology platform.    We have a proprietary cloud-based technology platform, developed and refined during more than a decade of operations, which we believe is highly differentiated in the marketplace for a number of key reasons:

  •
  Purpose-built technology:  Our platform was designed specifically to serve the needs of healthcare consumers, health plans and employers. We believe it provides greater functionality and flexibility than the generic technologies used by our competitors, many of which were originally developed for banking, benefits administration or retirement services. We believe we have the only platform that encompasses all of the core functionality of healthcare saving and spending in a single secure and compliant system.

  •
  Data integration:  Our technology platform allows us to integrate data from disparate sources, which enables us to seamlessly incorporate personal health information, clinical insight and individually tailored strategies into the consumer experience. We currently have more than 750 distinct integrations with health plans, pharmacy benefit managers, employers and other benefits provider systems, which we believe is more than any of our competitors.

  •
  Configurability:  Our technology platform enables us to create a unique solution for each of our Network Partners. A non-technical HealthEquity team member can configure more than 220 product attributes, including integration with a partner's chosen healthcare price transparency or wellness tools, single sign on, sales and broker support sites, branding, member communication, custom fulfillment and payment card, savings options and interest rates, fees and mutual fund investment choices. We currently have more than 850 unique partner configurations of our offerings in use.

          Differentiated consumer experience.    We have designed our solutions and support services to deliver a differentiated consumer experience, which is a function of our culture and technology. We believe this provides a significant competitive advantage relative to legacy competitors whom we believe prioritize transaction processing and benefits administration.

  •
  Culture:  We call our culture "Purple," which we define as our commitment to exceeding our customers' expectations in a truly remarkable way. For example, since 2003, our health saving and spending experts have served our members live 24/7/365. This is because our members' most important healthcare decisions are often made outside of business hours. In the year ended January 31, 2015, 26% of member calls happened at night, on weekends or on holidays.

  •
  Technology:  Our technology helps us to deliver on our commitment to being Purple. We tailor the content of our platform and the advice of our experts to be timely, personal and relevant to each member. For example, our technology generates health savings strategies that are delivered to our members when they interact with our platform or call us. We employ individuals, which we refer to as Member Education Specialists, who provide real-time assistance to our members via telephone.

          We believe our Purple culture drives our success. Our commitment to Purple has been rewarded with consumer loyalty scores that far exceed those of most banks and traditional health insurers. In addition, approximately 94% of all HSAs opened with us remained open as of January 31, 2015.

          Large and diversified channel access.    We believe our differentiated distribution platform provides a competitive advantage by efficiently enabling us to reach a consumer market that is projected to include 50 million people by 2020. Our platform is built on a business-to-business-to-consumer channel strategy, whereby we rely on our Network Partners to reach consumers instead of marketing our services to these potential members directly. Our channel strategy has translated into accelerating account growth from existing partners. We added approximately 378,000 new HSA Members from previously existing Network Partners during the year ended January 31, 2015, up 119% over two years. Growth from existing Network Partners represented 80% of our total new HSA Members during this period.

          Scalable operating model.    We believe that our technology is highly scalable because our products and services are accessed primarily through our technology platform, which is cloud-based. After initial on-boarding and a period of education, our account costs for any given customer typically decline over time. Our opportunity to generate high-margin revenue from existing HSA Members grows over time because our HSA Members' balances typically grow, increasing custodial fees at very little incremental cost to us. An account opened in any given fiscal year will have an average cash balance of approximately $800 at the end of that fiscal year, doubling to approximately $1,600 after two more years and nearly tripling to approximately $2,300 after another three years. We believe that this pattern will continue as more of our members add investments to their account balances. As of January 31, 2015, our HSAs with investments had nine times the AUM of those with cash only. We believe we are well-positioned to benefit from the scalability of our model, given that as of January 31, 2015, 55% of our HSAs were less than two years old.

          Strong customer retention rates.    Retention of our HSA Members has been consistent over time. Approximately 94% of all HSAs opened on our platform remained open as of January 31, 2015, and our annual HSA member retention rate was approximately 98% for the years ended January 31, 2015 and January 31, 2014. Individually owned trust accounts, including HSAs, have inherently high switching costs, as switching requires a certain amount of effort on the part of the account holder and results in closure fees. We believe that our retention rates are also high due to our technology platform's integration with the broader healthcare system used by our HSA Members and our focus on the consumer experience.

Our Growth Strategy

          Our business model is defined by embedded growth from existing HSA Members and Network Partners, operating leverage and highly visible new revenue opportunities, giving us multiple avenues for long-term growth.

          Penetrate the large membership opportunity within our existing network.    We generate recurring account fees, paid by health plans, employers or individuals, based on the number of our HSA Members. We estimate that we have penetrated less than 5% of our existing Health Plan Partners and 15% of our existing Employer Partners with HSAs. In addition, 57 of our 70 Health Plan Partners and 140 of our 270 Employer Partners were added in the past fiscal year. We expect our Health Plan Partners to eventually expand their coverage footprint as the uninsured begin purchasing coverage through state health insurance exchanges under the PPACA.

          Expand our network of Health Plan Partners and Employer Partners.    We believe we are well-positioned to expand our network of Health Plan Partners and Employer Partners due to our growing market leadership, consistent innovation, open technology, and focus on the consumer experience. Our recent history is supportive of our ability to do this. Our market share has doubled from 4% in December 2010 to 9% in December 2014. During the year ended January 31, 2015 our new Network Partners included Advance Auto Parts, Boston Scientific, Blue Cross and Blue Shield of Idaho, Chiquita, Health Alliance Plan in Michigan, Reebok/Adidas and U.S. Roche.

          Increase our yield.    The nature of our operating model drives significant incremental profitability from existing HSA Members' AUM. We refer to this as "increasing our yield." Opportunities to increase our yield include rising account balances, rising interest rates, and long-term investing.

          Grow payment volume.    As the dollar volume of transactions processed through our platform grows, we generate more revenue with little incremental cost. Driving these additional charges to our payment cards would increase transaction revenues.

          Demonstrate operating leverage.    We expect to drive increasing profitability from adding accounts through our existing network of Health Plan Partners and Employer Partners and servicing a larger number of mature accounts on our scalable platform. Our business model allows us to inexpensively add HSA Members through our existing Network Partners.

          Capitalize on the new opportunity in health insurance exchanges.    We are well-positioned to address the additional opportunity created by both state and private health insurance exchanges. Our solutions are already integrated with partner health plan offerings in several state health exchanges. With regard to private exchanges, our solutions are already integrated with select partner health plans and exchange operators themselves. Finally, state and private exchanges are widely expected to spur the growth of new medical health plans, including from hospital-centered Accountable Care Organizations and state health "CO-OP" insurers capitalized through the PPACA.

          Grow the HSA ecosystem.    Our proven ability to innovate, large and growing HSA Member and Network Partner footprint, and high level of member engagement on our open technology platform together create a significant opportunity to expand our HSA ecosystem. We expect more third-party consumer solutions that want to be part of consumers' daily healthcare decision-making to leverage our platform to reach our members at relevant decision points. We also have the opportunity to internally develop solutions and offer these to our customers.

          Selectively pursue strategic acquisitions.    We have a successful history of acquiring complementary assets and businesses that strengthen our platform and we expect to continue this growth strategy and are regularly engaged in evaluating different opportunities. We believe the nature of our competitive landscape provides a significant acquisition opportunity. Many of our competitors view their HSA businesses as non-core functions. We believe they will look to divest these assets and, in certain cases, be limited from making acquisitions due to depository capital requirements.

Risks Related to Our Business

          Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. Some of these risks are:

  •
  the healthcare industry is rapidly evolving, and we may not be successful in promoting the benefits of our platform in the changing environment;

  •
  the market for technology-enabled services that empower healthcare consumers is relatively immature and unproven and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption;

  •
  we may face breaches of security measures and unauthorized access to or disclosure of data relating to our customers, which could harm our reputation and cause us to incur significant liabilities and lose customers;

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  we face substantial and increasing competition in our business from a number of competitors, many of which have substantially greater resources than we do;

  •
  developments in the healthcare industry and related changes in applicable federal and state laws, including any diminution in, elimination of, or change in the availability of tax-advantaged healthcare accounts such as HSAs, could reduce our revenue or adversely affect our profitability;

  •
  we operate in a highly regulated environment; failure to comply with applicable laws or regulations, or changes in those laws or regulations that adversely affect our operating methods, could negatively impact our business;

  •
  our quarterly results may fluctuate significantly;

  •
  our principal stockholder, Berkley Capital Investors, L.P., or Berkley, will beneficially own approximately 25.6% of our outstanding common stock following this offering (25.3% if the underwriters exercise in full their option to purchase additional shares) thereby allowing Berkley to influence our management and affairs and matters requiring stockholder approval through its ownership position.

  •
  if we fail to manage our rapid growth effectively, our expenses could increase more than expected, our revenue could decrease and we may be unable to implement our business strategy;

  •
  we outsource critical operations, including certain banking services, which exposes us to risks related to our third-party vendors; and

  •
  we depend on a strong brand and a failure to maintain and develop our brand in a cost-effective manner may hurt our ability to expand our customer base.

Corporate History and Other Information

          HealthEquity, Inc. was incorporated as a Delaware corporation on September 18, 2002. Our principal business office is located at 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020. Our website address is www.healthequity.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it to be part of this prospectus.

          Upon completion of this offering, Berkley will beneficially own approximately 25.6% of our outstanding common stock (or 25.3% if the underwriters exercise in full their option to purchase additional shares). Berkley has been an investor in our company since October 2006. Frank T. Medici, a member of our board of directors, is an officer of Berkley Capital, LLC, the general partner of Berkley, and holds voting and dispositive power over the shares held by Berkley. See "Principal and Selling Stockholders."

          "HealthEquity" and "Building Health Savings" are our trademarks. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

Implications of Being an Emerging Growth Company

          We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of the reduced disclosure requirements available to emerging growth companies under the JOBS Act about our executive compensation arrangements and the presentation of audited and selected financial data and an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley.

          As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our shares and more volatility in our stock price.

          We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, which occurred on August 5, 2014, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior July 31st, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

          In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

 The Offering

Common stock offered by us	395,000 shares
Common stock offered by the selling stockholders	3,455,000 shares
Total common stock offered	3,850,000 shares (4,427,500 shares if the underwriters exercise in full their option to purchase additional shares).
Common stock to be outstanding immediately after this offering	55,840,470 shares
Option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional 577,500 shares of our common stock from us.
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $9.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our public float and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders in this offering. We intend to use the net proceeds to us from this offering primarily for general corporate purposes as well as any potential acquisitions.
We will not receive any proceeds from the sale of common stock by the selling stockholders named in this prospectus.
Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
NASDAQ Market symbol	"HQY".

          The number of shares of our common stock to be outstanding after this offering is based on 55,065,470 shares of our common stock outstanding as of March 10, 2015 and excludes:

  •
  6,189,150 shares of our common stock issuable upon the exercise of outstanding stock options as of March 10, 2015, at a weighted average exercise price of $5.45 per share, of which 3,801,175 options were exercisable as of such date; and

  •
  2,115,441 shares of our common stock reserved for future grant or issuance under our 2014 Amended and Restated Equity Incentive Plan.

          In addition, unless we specifically state otherwise, all information in this prospectus assumes:

  •
  no exercise of outstanding stock options since March 10, 2015 other than the exercise by selling stockholders of 380,000 stock options in connection with shares to be sold in this offering; and

  •
  no exercise by the underwriters of their option to purchase additional shares.

Summary Consolidated Financial and Other Data

          The following tables summarize our consolidated statements of operations and comprehensive income and selected consolidated balance sheet data. The summary consolidated statements of operations and comprehensive income for the years ended January 31, 2015, 2014 and 2013 and the summary consolidated balance sheet data as of January 31, 2015, have been derived from our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus. Our historical operating results are not necessarily indicative of future operating results.

          The following data should be read together with our consolidated financial statements and the related notes thereto, as well as the section entitled "Management's discussion and analysis of financial condition and results of operations," incorporated by reference in this prospectus.

	Year Ended January 31,
	2015	2014	2013
	(In thousands, except per share data)
Revenue
Account fee revenue	$45,010	$30,575	$22,102
Custodial fee revenue	24,374	18,955	15,181
Card fee revenue	17,746	11,931	8,520
Other revenue	725	554	285

Total revenue	87,855	62,015	46,088
Cost of Services
Account costs	29,760	21,473	15,389
Custodial costs	4,141	3,487	3,485
Card costs	5,899	4,137	2,697
Other costs	82	116	397

Total cost of services	39,882	29,213	21,968

Gross profit	47,973	32,802	24,120
Operating expenses
Sales and marketing	10,619	8,602	7,795
Technology and development	10,501	7,142	4,229
General and administrative	8,343	3,897	3,367
Amortization of acquired intangible assets	1,637	1,637	1,637

Total operating expenses	31,100	21,278	17,028

Income from operations	16,873	11,524	7,092
Other expense
Interest expense	—	(44)	(326)
Loss on revaluation of warrants	—	(614)	(14)
Loss on revaluation of redeemable convertible preferred stock derivative	(735)	(5,363)	(103)
Other expense, net	(374)	(129)	(147)

Total other expense	(1,109)	(6,150)	(590)

Income before income taxes	15,764	5,374	6,502
Income tax provision (benefit)	5,598	4,141	(4,667)

Net income and comprehensive income	$10,166	$1,233	$11,169

Net income (loss) per share attributable to common stockholders
Basic	$0.39	$(1.26)	$0.81
Diluted	$0.21	$(1.26)	$0.25
Shares used in net income (loss) per share calculation
Basic	31,181	5,651	4,924
Diluted	51,856	5,651	37,514

	As of January 31, 2015
	Actual	As Adjusted(1)
		(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$111,005	$120,274
Working capital(2)	$115,888	$125,157
Total assets	$158,769	$168,038
Total liabilities	$14,674	$14,674
Total stockholders' equity	$144,095	$153,364

(1)
The as adjusted column gives effect to (i) the sale of 395,000 shares of common stock in this offering by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 380,000 shares of our common stock upon the exercise of outstanding stock options with an aggregate exercise price of $222,000 by certain selling stockholders, as if the events had occurred on January 31, 2015.

(2)
Working capital represents the excess of current assets over current liabilities as follows as of January 31, 2015:

	Actual	As Adjusted
		(unaudited)
		(in thousands)
Total current assets	$124,719	$133,988
Total current liabilities	$8,831	$8,831

Working capital	$115,888	$125,157

Other Data

HSA Members

          We define an HSA Member as an HSA for which we serve as custodian. Tracking the number of our HSA Members is critical because our account fee revenue is driven by the administrative fees we charge per account. The following table represents the number of HSA Members as of January 31, 2015, 2014 and 2013:

	As of January 31,
	2015	2014	2013
HSA Members	1,426,785	967,710	677,251

Average HSA Members — Year-to-date	1,087,962	747,182	532,053

Assets Under Management

          We define AUM as our custodial assets under management. Our AUM consists of two components: (1) cash AUM, or our members' HSA assets that are deposited with our FDIC-insured custodial depository bank partners or in an annuity contract with our insurance company partner; and (2) investment AUM, or our members' HSA assets that are invested in mutual funds through our custodial investment fund partner. Measuring our AUM is important because our custodial fee revenue is determined by the applicable account yields and average daily AUM balances. The following table represents AUM as of January 31, 2015, 2014 and 2013, respectively.

	As of January 31,
	2015	2014	2013
	(in thousands)
Cash AUM	$2,075,741	$1,442,336	$1,060,696
Investment AUM	286,526	182,614	103,335

Total AUM	$2,362,267	$1,624,950	$1,164,031

Average daily cash AUM — Year-to-date	$1,553,845	$1,137,825	$829,427

Non-GAAP Financial Measures

Adjusted EBITDA

          We define Adjusted EBITDA, which is a non-GAAP financial metric, as adjusted earnings before interest, taxes, depreciation and amortization, stock-based compensation expense, and certain other non-cash statement of operations and comprehensive income items. We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and our board of directors because it reflects operating profitability before consideration of non-operating expenses and non-cash expenses, and serves as a basis for comparison against other companies in our industry. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

          The following table represents Adjusted EBITDA for the year ended January 31, 2015, 2014 and 2013, respectively.

	Year Ended January 31,
	2015	2014	2013
	(in thousands)
Adjusted EBITDA	$25,242	$15,769	$10,504

          The following table presents a reconciliation of net income and comprehensive income, the most comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Year Ended January 31,
	2015	2014	2013
	(in thousands)
Net income and comprehensive income	$10,166	$1,233	$11,169

Interest expense	—	44	326
Income tax provision (benefit)	5,598	4,141	(4,667)
Depreciation and amortization	4,253	2,633	1,728
Amortization of acquired intangible assets	1,637	1,637	1,637
Loss on revaluation of warrants	—	614	14
Loss on revaluation of redeemable convertible preferred stock derivative liability	735	5,363	103
Stock-based compensation expense	2,525	57	47
Other(1)	328	47	147

Total adjustments	$15,076	$14,536	$(665)

Adjusted EBITDA	$25,242	$15,769	$10,504

(1)
For the years ended January 31, 2015, 2014 and 2013, respectively, Other consisted of interest income of $(38), $(49) and $(7), and miscellaneous taxes of $366, $96 and $154, respectively.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. While we believe that the risks and uncertainties described below are the material risks currently facing us, additional risks that we do not yet know of or that we currently think are immaterial may also arise and materially affect our business. If any of the following risks materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to Our Business and Industry

The healthcare industry is rapidly evolving and the market for technology-enabled services that empower healthcare consumers is relatively immature and unproven. If we are not successful in promoting the benefits of our platform, our growth may be limited.

          The market for our products and services is subject to rapid and significant changes. The market for technology-enabled services that empower healthcare consumers is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. The market for technology-enabled services that empower healthcare consumers is relatively new and unproven, and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption. In order to remain competitive, we are continually involved in a number of projects to develop new services or compete with these new market entrants, including the development of mobile versions of our proprietary technology platform and our introduction of investment advisory services. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of acceptance by our customers.

          Furthermore, based on our experience with our customers, we believe that many consumers are not familiar with the tax-advantaged benefits of HSAs and other similar tax-advantaged healthcare savings arrangements. Our success depends to a substantial extent on the willingness of consumers to increase their use of technology platforms to manage their healthcare saving and spending, the ability of our platform to increase consumer engagement, and our ability to demonstrate the value of our platform to our existing customers and potential customers. If our existing customers do not recognize or acknowledge the benefits of our platform or our platform does not drive consumer engagement, then the market for our products and services might not develop at all, or it might develop more slowly than we expect, either of which could adversely affect our operating results. In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

          Finally, our competitors may have the ability to devote more financial and operational resources than we can to developing new technologies and services, including services that provide improved operating functionality, and adding features to their existing service offerings. If successful, their development efforts could render our services less desirable, resulting in the loss of our existing customers or a reduction in the fees we generate from our products and services.

If our security measures are breached or unauthorized access to data is otherwise obtained, our platform may be perceived as not being secure, our customers may reduce the use of, or stop using, our products and services and we may incur significant liabilities.

          Our proprietary technology platform enables the exchange of, and access to, sensitive information, and security breaches could result in the loss of this information, theft or loss of actual funds, litigation, indemnity obligations to our customers and other liabilities. While we have security measures in place, if our security measures are breached as a result of third-party action, employee error or otherwise, our reputation could be significantly damaged, our business may suffer and we could incur substantial liability. For example, we have in the past experienced security breaches which, although such breaches did not result in any claims against us, could be indicative of the potential for future security breaches. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including:

  •
  possible fines, penalties and damages;

  •
  reduced demand for our services;

  •
  an unwillingness of consumers to provide us with their payment information;

  •
  an unwillingness of customers to provide us with personal information; and

  •
  harm to our reputation and brand.

          Because techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new customers and increase engagement by existing customers, and/or subject us to third-party lawsuits, regulatory fines, contractual liability and/or other action or liability, thereby harming our operating results.

Cybersecurity breaches could compromise our data and the data of our customers and partners, which may expose us to liability and would likely cause our business and reputation to suffer.

          Our ability to ensure the security of our online platform and thus sensitive customer and partner information is critical to our operations. We rely on standard Internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. Despite our security measures, our information technology and infrastructure may be vulnerable to cybersecurity threats, including attacks by hackers and other malfeasance. Any such security breach could compromise our networks and result in the information stored or transmitted there to be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings leading to liability, including under laws that protect the privacy of personal information, disrupt our operations and the services we provide to our clients, damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business, operations and competitive position.

Fraudulent and other illegal activity involving our products and services, including our payment cards, could lead to reputational damage to us and reduce the use and acceptance of our platform.

          Criminals are using increasingly sophisticated methods to capture personal account information in order to engage in illegal activities such as counterfeiting and identity theft. We rely upon third parties for some transaction processing services, which subjects us to risks related to the vulnerabilities of those third parties. For example, we were exposed to risks relating to the

2013 theft of payment card numbers housed in Target Corporation's point of sale system when certain of our members used our payment cards at Target Corporation and those cards were compromised. Under our agreement with our payment card processing network, we are required to make our customers whole for losses sustained when using our payment cards, even in instances where we are not directly responsible for the underlying cause of such loss. A single significant incident of fraud, or increases in the overall level of fraud, involving our payment cards, our custodial accounts or our reimbursement administration services, could result in reputational damage to us, which could reduce the use and acceptance of our products and services, cause our customers to cease doing business with us or lead to greater regulation that would increase our compliance costs.

We may be unable to compete effectively against our current and future competitors.

          The market for our products and services is highly competitive, rapidly evolving and fragmented. We view our competition in terms of direct and indirect competitors. Our direct competitors are HSA custodians that include state or federally chartered banks, such as Webster Bank, Optum Bank and Wells Fargo Bank, and non-bank custodians approved by the U.S. Treasury as meeting certain ownership, capitalization, expertise and governance requirements, such as Payflex Systems USA, Inc. This market is highly fragmented and characterized by more than 2,200 HSA custodians. We also have numerous indirect competitors, including benefits administration technology and service providers that work with other HSA custodians to sell into health plans and/or employer channels.

          Many of our competitors, in particular commercial banks and financial institutions, have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors may be in a position to devote greater resources to the development, promotion, sale and support of their products and services and have offered, or may in the future offer, a wider range of products and services that may be more attractive to potential customers, and they may also use advertising and marketing strategies that achieve broader brand recognition or acceptance. For example, our competitors that are commercial banks and financial institutions may leverage their ability to generate revenue from other banking activities and decide to offer no-fee HSAs, which may permit them to increase market share in our market. Furthermore, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future Network Partners or other strategic partners, thereby limiting our ability to promote our solution with these parties. Our Health Plan Partners may also decide to offer HSAs directly, which would significantly reduce our channel partner opportunities.

          In addition, well-known retail mutual fund companies, such as Fidelity and Vanguard, who currently do not have a strong presence or have somewhat limited products in the market for technology-enabled services that empower healthcare consumers may in the future decide to expand their products or attempt to grow their presence in the market. These investment companies have significant advantages over us in terms of brand name recognition, years of experience managing tax-advantaged retirement accounts (e.g., 401(k) and IRA), highly developed recordkeeping, trust functions, and fund advisory and customer relations management, among others. If we are unable to compete effectively with new competitors, our results of operations, financial condition, business and prospects could be materially adversely affected.

Developments in the healthcare industry could adversely affect our business.

          Substantially all of our revenue is derived from healthcare-related saving and spending by consumers, which could be affected by changes affecting the broader healthcare industry,

including decreased spending in the industry overall. General reductions in expenditures by healthcare industry participants could result from, among other things:

  •
  government regulation or private initiatives that affect the manner in which healthcare industry participants interact with consumers and the general public;

  •
  consolidation of healthcare industry participants;

  •
  reductions in governmental funding for healthcare; and

  •
  adverse changes in business or economic conditions affecting healthcare industry participants.

          Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our products and services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in the healthcare industry.

The healthcare regulatory and political framework is uncertain and evolving.

          Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. For example, in March 2010, President Barack Obama signed the PPACA, a health care reform measure which provides healthcare insurance for approximately 30 million more Americans. The PPACA includes a variety of healthcare reform provisions and requirements that will become effective at varying times through 2018, it substantially changes the way health care is financed by both governmental and private insurers, and may significantly impact our industry. Many of the provisions of the PPACA will phase in over the course of the next several years, and we may be unable to predict accurately what effect the PPACA or other healthcare reform measures that may be adopted in the future will have on our business.

Changes in applicable federal and state laws relating to the tax benefits available through tax-advantaged healthcare accounts such as HSAs would materially adversely affect our business.

          The efforts of governmental and third-party payers to raise revenue or contain or reduce the costs of healthcare may adversely affect our business, operating results, and financial condition. We expect that there will continue to be a number of legislative and regulatory proposals aimed at changing the U.S. healthcare system, which could include restructuring the tax benefits available through HSAs, flexible spending accounts, and similar tax-advantaged healthcare accounts. For example, states may seek to raise revenues by enacting tax laws that eliminate the tax deductions available to individuals who contribute to HSAs. Our business is substantially dependent on the tax benefits available through HSAs. If the laws or regulations are changed to limit or eliminate the tax benefits available through these accounts, such a change would have a material adverse effect on our business.

We may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the access, use and disclosure of personally identifiable information, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA.

          Numerous state and federal laws and regulations govern the collection, dissemination, access and use of personally identifiable information, including HIPAA, which governs the treatment of protected health information, a specific type of personally identifiable information. In the provision of services to our customers, we and our third-party vendors may collect, access, use, maintain and transmit protected health information in ways that are subject to many of these laws and regulations.

          HIPAA applies to covered entities (e.g., health plans, healthcare clearinghouses and most providers). HIPAA also applies to "business associates" of covered entities, which include individuals and entities that provide services for or on behalf of covered entities pursuant to which the service provider may access protected health information. We are a business associate to our Health Plan Partners and to those other covered entities to which we provide services that involve our receipt, access, and/or creation of protected health information. On January 17, 2013, the United States Department of Health and Human Services issued a final rule to implement modifications to HIPAA, such as business associate compliance, determination and reporting of security breaches, and penalties, as well as modifications as required in the Genetic Information Nondiscrimination Act of 2008. The final rule also revises the standard used to determine when entities are required to report security breaches and also makes covered entities liable for the acts of their business associates and business associates liable for the acts of their subcontractors, who are now also deemed business associates, in accordance with the federal common law of agency. If we or any of our subcontractors experience a breach of patient information, the expanded liability for business associates could result in substantial financial and reputational harm.

          The two rules that were promulgated pursuant to HIPAA that could most significantly affect our business are: (i) the Standards for Privacy of Individually Identifiable Health Information, or the Privacy Rule, and (ii) the Security Standards for the Protection of Electronic Protected Health Information, or the Security Rule. The Privacy Rule restricts the use and disclosure of patient information, and requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The Security Rule establishes elaborate requirements for safeguarding patient health information transmitted or stored electronically. The Privacy Rule and the Security Rule require the development and implementation of detailed policies, procedures, contracts and forms to assure compliance. We have implemented such compliance measures, but we may be required to make additional costly system purchases and modifications to comply with evolving HIPAA rules and to perform periodic audits and refinements as required by HIPAA.

          Other federal and state laws restricting the use and protecting the privacy and security of protected health information and/or personally identifiable information also apply to us directly by law or indirectly through contractual obligations to our members that are directly subject to the laws. If we do not properly comply with existing or new laws and regulations related to protected health information and personally identifiable information, we could be subject to criminal or civil sanctions.

We are subject to various privacy related regulations promulgated under the Gramm-Leach-Bliley Act, which may include increased cost of compliance.

          We are subject to various laws, rules and regulations related to privacy, information security and data protection promulgated under the Gramm-Leach-Bliley Act, and we could be negatively impacted by these laws, rules and regulations. The Gramm-Leach-Bliley Act guidelines require, among other things, that we develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate to our size and complexity, the nature and scope of our activities and the sensitivity of any customer information at issue. Our management believes that we are currently operating in compliance with these regulations. However, continued compliance with these laws, rules and regulations regarding the privacy, security and protection of our customers' data, or the implementation of any additional privacy rules and regulations, could result in higher compliance and technology costs for us.

Changes in laws and regulations relating to interchange fees on payment card transactions would adversely affect our revenue and results of operations.

          At both the federal and state level, there are recent changes and proposed changes to existing laws and regulations that would limit the fees or interchange rates that can be charged on payment card transactions. For example, the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act known as the Durbin Amendment gave the Federal Reserve Board, or the FRB, the power to regulate payment card interchange fees. On June 29, 2011, the FRB issued its final rule that set a cap, which took effect on October 1, 2011, on the interchange fee an issuer can receive from a single payment card transaction. Our HSA-linked payment cards are exempt from the rule. However, to the extent that our other payment cards or issuing banks lose their exempt status, the interchange rates applicable to transactions involving our payment cards or issuing banks could be impacted, which would decrease our revenue and profit and could have a material adverse effect on our financial condition and results of operations.

Our investment advisory services are subject to complex regulation, and any compliance failures or regulatory action could adversely affect our business.

          Our subsidiary HealthEquity Advisors, LLC is a registered investment advisor that provides web-only investment advisory services. As such, it must comply with the requirements of the Investment Advisers Act of 1940, or the Advisers Act, and related Securities and Exchange Commission, or SEC, regulations. Such requirements relate to, among other things, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations. Compliance with any new regulatory requirements may divert internal resources and take significant time and effort. Any claim of non-compliance, regardless of merit or ultimate outcome, could subject us to investigation by the SEC, or other regulatory authorities. This in turn could result in additional claims or class action litigation brought on behalf of our clients, any of which could result in substantial cost to us and divert management's attention and other resources away from our operations. Furthermore, investor perceptions of us may suffer, and this could cause a decline in the market price of our common stock. Our compliance processes may not be sufficient to prevent assertions that we failed to comply with any applicable law, rule or regulation.

Our distribution model relies on the cooperation of our Network Partners. If our Network Partners choose to partner with other providers of technology-enabled services that empower healthcare consumers, including HSA services, our business could be materially and adversely affected.

          Our business depends on our Network Partners' willingness to partner with us to offer their customers and/or employees our products and services. Certain of our Health Plan Partners enjoy significant market share in various geographic regions. If these Health Plan Partners choose to partner with our competitors, our results of operations, business and prospects could be materially adversely affected.

Declining levels of interest rates may reduce our ability to generate income on our cash AUM and to attract deposits into HSAs, which would adversely affect our profitability.

          As a non-bank custodian, we must partner with our FDIC-insured custodial depository bank partners to hold and invest our cash AUM. We generate a significant portion of our consolidated revenue from fees we earn from our FDIC-insured custodial depository bank partners. For example, during the years ended January 31, 2015, 2014 and 2013, we generated approximately 28%, 31% and 33%, respectively, of our total revenue from custodial fees. A decline in prevailing interest rates may negatively affect our business by reducing the yield we realize on our cash AUM. In addition, if we do not offer our HSA Members competitive interest rates, our members may choose not to deposit their HSA cash balances with us. Any such scenario could materially and adversely affect our business and results of operations.

If our customers do not continue to utilize our payment cards, our results of operations, business and prospects would be materially adversely affected.

          We derived 20%, 19% and 18% of our total revenue during the years ended January 31, 2015, 2014 and 2013, respectively, from fees that are paid to us when our customers utilize our payment cards. These fees represent a percentage of the expenses transacted on each card. If our customers do not use these payment cards at the rate we expect, if they elect to withdraw funds using a non-revenue generating mechanism such as direct reimbursement, or if other alternatives to these payment cards develop, our results of operations, business and prospects would be materially adversely affected.

We rely on a single bank identification number sponsor for our payment cards, and a change in relationship with this sponsor or its failure to comply with certain banking regulations could materially and adversely affect our business.

          We rely on a single bank identification number, or BIN, sponsor in relation to the payment cards we issue. A BIN sponsor is a bank or credit union that provides the BIN that allows a prepaid card program to run on one of the major card brand networks (e.g., VISA, MasterCard, Discover or American Express). Our BIN sponsor enables us to link the payment cards that we offer our members to the VISA network, thereby allowing our members to use our payment cards to pay for healthcare-related expenses with a "swipe" of the card. If any material adverse event were to affect our BIN sponsor, including a significant decline in its financial condition, a decline in the quality of its service, its inability to comply with applicable banking and financial service regulatory requirements, systems failure or its inability to pay us fees, our business, financial condition and results of operations could be materially and adversely affected because we may be forced to reduce the availability of, or eliminate entirely, our payment card offering. In addition, we do not have a long-term contract with our BIN sponsor, and it may increase the fees it charges us or terminate its relationship with us. If we were required to change BIN sponsors, we could not accurately predict the success of such change or that the terms of our agreement with a new BIN sponsor would be as favorable to us, especially in light of the recent increased regulatory scrutiny of the payment card industry, which has rendered the market for BIN sponsor services less competitive.

          On June 10, 2014, our BIN sponsor disclosed that it had entered into a consent order with the FDIC relating to its obligations under the Bank Secrecy Act. Under the order, the BIN sponsor agreed to, among other things, certain restrictions on its prepaid card program and other programs. Based on the information currently available to us, we do not believe this order restricts the BIN sponsor from continuing its business with us. However, we cannot assure you that the order will not have any impact on our business, either directly or indirectly, by affecting the BIN sponsor's desire to continue to conduct such business or the terms thereof. Should the FDIC-imposed consent order reduce or eliminate our BIN sponsor's willingness to conduct business with us, negatively impact the terms of our agreement with our BIN sponsor, or reduce the financial viability of our BIN sponsor, our business, financial condition and results of operations could be materially and adversely affected for the reasons discussed above.

We rely on our FDIC-insured custodial depository bank partners for certain custodial account services from which we generate fees. A business failure in any FDIC-insured custodial depository bank partner would materially and adversely affect our business.

          As a non-bank custodian, we rely on our seven FDIC-insured custodial bank partners to hold and invest our cash AUM. If any material adverse event were to affect one of our FDIC-insured custodial depository bank partners, including a significant decline in its financial condition, a decline in the quality of its service, loss of deposits, its inability to comply with applicable banking and financial services regulatory requirements, systems failure or its inability to pay us fees, our business, financial condition and results of operations could be materially and adversely affected. If we were required to change custodial depository banking partners, we could not accurately predict the success of such change or that the terms of our agreement with a new banking partner would be as favorable to us as our current agreements, especially in light of the recent consolidation in the banking industry, which has rendered the market for FDIC-insured retail banking services less competitive.

We receive important services from third-party vendors. Replacing them would be difficult and disruptive to our business.

          We have entered into contracts with third-party vendors to provide critical services relating to our business, including fraud management and other customer verification services, transaction processing and settlement, and card production. For example, we rely on a third-party vendor to process transactions involving our payment cards. Accordingly, we depend, in part, on the services, technology and software of this vendor and other third-party service providers. In the event that these service providers fail to maintain adequate levels of support, do not provide high quality service, increase the fees they charge us, discontinue their lines of business, terminate our contractual arrangements or cease or reduce operations, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and services, and could divert management's time and resources. It would be difficult to replace some of our third-party vendors, such as our payment card transaction processor, in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected. If we are unable to complete a transition to a new provider on a timely basis, or at all, we could be forced to temporarily or permanently discontinue certain services, which could disrupt services to our customers and adversely affect our business, financial condition and results of operations. We may also be unable to establish comparable new third-party relationships on as favorable terms or at all, which could materially and adversely affect our business, financial condition and results of operations.

We rely on software licensed from third parties that may be difficult to replace or that could cause errors or failures of our online platform that could lead to lost customers or harm to our reputation.

          We rely on certain cloud-based software licensed from third parties to run our business. For example, we utilize Oracle Corporation's RightNow cloud solution to manage our customer relations. This software may not continue to be available to us on commercially reasonable terms and any loss of the right to use any of this software could result in delays in the provisioning of our products and services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. In addition, we have certain service level agreements with our customers for which the availability of this software is critical. Any decrease in the availability of our service as a result of errors, defects, a disruption or failure of our licensed software may require us to provide significant fee credits or refunds to our customers. Our software licensed from third parties is also subject to change or upgrade, which may result in our incurring significant costs to implement such changes or upgrades.

We must adequately protect our brand and the intellectual property rights related to our products and services and avoid infringing on the proprietary rights of others.

          We believe that the HealthEquity brand is critical to the success of our business, and we utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

          We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect the intellectual property rights related to our products and services. We may unknowingly violate the intellectual property or other proprietary rights of others and, thus, may be subject to claims by third parties. If so, we may be required to devote significant time and resources to defending against these claims or to protecting and enforcing our own rights. Some of our intellectual property rights may not be protected by intellectual property laws, particularly in foreign jurisdictions. The loss of our intellectual property or the inability to secure or enforce our intellectual property rights or to defend successfully against an infringement action could harm our business, results of operations, financial condition and prospects.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

          We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and attracting new customers and strategic partners. Brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain a sufficient number of customers and strategic partners necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our products and services.

We have in the past completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management's attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results.

          We have in the past acquired, and we may in the future acquire or invest in, businesses, products or technologies that we believe could complement or expand our products and services, enhance our technical capabilities or otherwise offer growth opportunities. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

          There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition, and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation:

  •
  unanticipated costs or liabilities associated with the acquisition;

  •
  incurrence of acquisition-related costs, which would be recognized as a current period expense;

  •
  inability to generate sufficient revenue to offset acquisition or investment costs;

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  the inability to maintain relationships with customers and partners of the acquired business;

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  the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

  •
  the need to integrate or implement additional controls, procedures and policies;

  •
  harm to our existing business relationships with customers and strategic partners as a result of the acquisition;

  •
  the diversion of management's time and resources from our core business;

  •
  the potential loss of key employees;

  •
  use of resources that are needed in other parts of our business and diversion of management and employee resources;

  •
  our ability to coordinate organizations that are geographically diverse and that have different business cultures;

  •
  our inability to comply with the regulatory requirements applicable to the acquired business;

  •
  the inability to recognize acquired revenue in accordance with our revenue recognition policies; and

  •
  use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

          Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations or financial condition. Even if we are successful in completing and integrating an acquired business, the acquired businesses may not perform as we expect or enhance the value of our business as a whole.

Our quarterly operating results may fluctuate significantly from period to period, which could adversely impact the value of our common stock.

          Our quarterly operating results, including our revenue, gross profit, net income and cash flows, may vary significantly in the future, which could cause our stock price to decline rapidly, may lead analysts to change their long-term models for valuing our common stock, could cause short-term liquidity issues, may impact our ability to retain or attract key personnel or cause other unanticipated issues. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Our quarterly operating expenses and operating results may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We have recorded a significant amount of intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill, which could adversely affect our costs and business operations.

          Our consolidated balance sheet includes significant intangible assets, including approximately $4.7 million in goodwill and $26.5 million in intangible assets, together representing approximately 20% of our total assets as of January 31, 2015. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments. We test our goodwill for impairment each fiscal year, but we also test goodwill and other intangible assets for impairment at any time when there is a change in circumstances that indicates that the carrying value of these assets may be impaired. Any future determination that these assets are carried at greater than their fair value could result in substantial non-cash impairment charges, which could significantly impact our reported operating results.

If we are unable to meet or exceed the net worth test required by the Internal Revenue Service, or IRS, we could be unable to maintain our non-bank custodian status, which would have a material adverse impact on our ability to operate our business.

          As a non-bank custodian, we are required to comply with Treasury Regulations Section 1.408-2(e), or the Treasury Regulations, including the net worth requirements set forth therein. If we should fail to comply with the Treasury Regulations' non-bank custodian requirements, including the net worth requirements, we could be unable to accept new custodial assets or be unable to rely on our previously granted IRS Notice of Approval to serve as a non-bank custodian, which would have a material adverse impact on our business operations. Net worth is defined for this purpose as the amount of our assets less the amount of our liabilities, as determined in accordance with GAAP. If we fail to comply with the Treasury Regulations, including the net worth requirements, such failure would materially and adversely affect our ability to maintain our current custodial accounts and grow by adding additional custodial accounts, and it could result in the institution of procedures for the revocation of our authorization to operate as a non-bank custodian.

Failure to manage future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

          The continued rapid expansion and development of our business may place a significant strain upon our management and administrative, operational and financial infrastructure. As of January 31, 2015, we had approximately 1.4 million HSA Members and $2.4 billion in AUM representing growth of 47% and 45%, respectively, from January 31, 2014. For the year ended January 31, 2015, our total revenue and Adjusted EBITDA were approximately $87.9 million and $25.2 million, respectively, which represents year over year annual growth rates of approximately 42% and 60%, respectively. See "Summary Consolidated Financial and Other Data — Non-GAAP Financial Measures" for the definition of Adjusted EBITDA and a reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA. While to date we believe we have effectively managed the effect on our operations resulting from the rapid growth of our business, our growth strategy contemplates further increasing the number of our HSA Members and our AUM at relatively higher growth rates than industry averages. However, the rate at which we have been able to attract new HSA Members in the past may not be indicative of the rate at which we will be able to attract additional HSA Members in the future.

          Our success depends in part upon the ability of our executive officers to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise, and manage new employees, obtain financing for our capital needs, expand our systems effectively, control increasing costs, allocate our human resources optimally, maintain clear lines of communication between our operational functions and our finance and accounting functions, and manage the pressures on our management and administrative, operational and financial infrastructure. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations or that we will be able to manage growth effectively or to achieve further growth at all. If our business does not continue to grow or if we fail to effectively manage any future growth, our business, financial condition and results of operations could be materially and adversely affected.

We must be able to operate and scale our technology effectively to match our business growth.

          Our ability to continue to provide our products and services to a growing number of customers, as well as to enhance our existing products and services, attract new customers and strategic partners, and offer new products and services, is dependent on our information technology systems. If we are unable to manage the technology associated with our business effectively, we could experience increased costs, reductions in system availability and customer loss. We are currently investing in significant upgrading of the capacity and performance of our proprietary technology platform and database design to ensure continued performance at scale, to reduce spending on maintenance activities, and to enable us to execute technology innovation more quickly. If we are unsuccessful in implementing these upgrades to our platform, we may be unable to adequately meet the needs of our customers and/or implement technology-based innovation in response to a rapidly changing market, which could harm our reputation and adversely impact our business, financial condition and results of operations.

We plan to extend and expand our products and services and introduce new products and services, and we may not accurately estimate the impact of developing, introducing and updating these products and services on our business.

          We intend to continue to invest in technology and development to create new and enhanced products and services to offer our customers, and to enhance our platform's compatibilities. We may not be able to anticipate or manage new risks and obligations or legal, compliance or other requirements that may arise in these areas. The anticipated benefits of such new and improved products and services may not outweigh the costs and resources associated with their development. Some new services may be received negatively by our existing and/or potential customers and strategic partners and have to be put on hold or cancelled entirely.

          Our ability to attract and retain new customer revenue from existing customers will depend in large part on our ability to enhance and improve our existing products and services and to introduce new products and services. The success of any enhancement or new product or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new product or service. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new products or services or enhance our existing products or services to meet member or network partner requirements, our results of operations, financial condition, business or prospects may be materially adversely affected.

Developing and implementing new and updated applications, features and services for our technology platform may be more difficult than expected, may take longer and cost more than expected and may not result in sufficient increases in revenue to justify the costs.

          Attracting and retaining new customers requires us to continue to improve the technology underlying our proprietary technology platform. Accordingly, we must continue to develop new and updated applications, features and services. If we are unable to do so on a timely basis or if we are unable to implement new applications, features and services that enhance our customers' experience without disruption to our existing ones, we may lose potential and existing customers. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our content offerings and healthcare saving and spending services. These efforts may:

  •
  cost more than expected;

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  take longer than originally expected;

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  require more testing than originally anticipated;

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  require additional advertising and marketing costs; and

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  require the acquisition of additional personnel and other resources.

          The revenue opportunities generated from these efforts may fail to justify the amounts spent.

Any failure to offer high-quality customer support services could adversely affect our relationships with our customers and strategic partners and our operating results.

          Our customers depend on our support and customer education organizations to educate them about, and resolve technical issues relating to, our products and services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for education and support services. Increased customer demand for these services, without a corresponding increase in revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our products and services and business and on positive recommendations from our existing customers. Any failure to maintain high-quality education and technical support, or a market perception that we do not maintain high-quality education support, could adversely affect our reputation, our ability to sell our products and services to existing and prospective customers and our business and operating results. We promote 24/7/365 education and support along with our proprietary technology platform. Interruptions or delays that inhibit our ability to meet that standard may hurt our reputation or ability to attract and retain customers.

We rely on our management team and key employees and our business could be harmed if we are unable to retain qualified personnel.

          Our success depends, in part, on the skills, working relationships and continued services of our founder and senior management team and other key personnel. While we have entered into offer letters or employment agreements with certain of our executive officers, all of our employees are "at-will" employees, and their employment can be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment rights. In order to retain valuable employees, in addition to salary and cash incentives, we provide stock options that vest over time or based on performance. The value to employees of stock options that vest over time or based on performance will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract offers from other organizations. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to hire other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. Volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart.

          Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel. Although we have not historically experienced unique difficulties attracting qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in our field is intense due to the limited number of individuals who possess the skills and experience required by our industry. In addition, we have experienced employee turnover and expect to continue to experience employee turnover in the future. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our retention efforts are not successful or our employee turnover rate increases in the future, our business will be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

          We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

          If our cash and cash equivalents balances and any cash generated from operations are not sufficient to meet our future cash requirements, we will need to access additional capital to fund our operations. We may also need to raise additional capital to maintain compliance with the Treasury Regulations including the net worth requirements set forth therein or to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

  •
  issuing additional shares of our common stock or other equity securities;

  •
  issuing debt securities; or

  •
  borrowing funds under a credit facility.

          We may not be able to raise needed cash on a timely basis on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common stock. In addition, if we were to raise cash through a debt financing, the terms of the financing might impose additional conditions or restrictions on our operations that could adversely affect our business. If we require new sources of financing but they are insufficient or unavailable, we would be required to modify our operating plans to take into account the limitations of available funding, which would harm our ability to maintain or grow our business.

Our ability to limit our liabilities by contract or through insurance may be ineffective or insufficient to cover our future liabilities.

          We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes or security breaches. Contractual limitations on liability, however, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages. We maintain liability insurance coverage, including coverage for errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time-consuming and could divert management's attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, any of which could materially and adversely affect our reputation and our business.

We may not be able to adequately protect our intellectual property rights and efforts to protect them may be costly and may substantially harm our business.

          Our future success and competitive position are dependent in part upon our ability to protect our intellectual property rights. We have largely relied, and expect to continue to rely, on copyright, trade secret and trademark laws, as well as generally relying on confidentiality procedures and agreements with our employees, consultants, customers and vendors, to control access to, and distribution of, technology, software, documentation and other confidential information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain, use or distribute our technology without authorization. If this were to occur, we could lose revenue as a result of competition from products infringing or misappropriating our technology and intellectual property and we may be required to initiate litigation to protect our proprietary rights and market position. U.S. copyright, trademark and trade secret laws offer us only limited protection and the laws of some foreign countries do not protect proprietary rights to the same extent. Accordingly, defense of our trademarks and proprietary technology may become an increasingly important issue as we continue to expand our operations.

          Policing unauthorized use of our trademarks and technology is difficult and the steps we take may not prevent misappropriation of the trademarks or technology on which we rely. If competitors are able to use our trademarks or technology without recourse, our ability to compete would be harmed and our business would be materially and adversely affected. We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not ultimately be successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management's attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

          We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, independent contractors, advisers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we would not be able to assert trade secret rights against such parties. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website and advertising and marketing activities.

          Trademark, copyright and other intellectual property rights are important to us and our business. Our intellectual property rights extend to our technologies, applications and the content on our website. We also rely on intellectual property licensed from third parties. From time to time, third parties may allege that we have violated their intellectual property rights. If we are forced to defend ourselves against intellectual property infringement claims, regardless of the merit or ultimate result of such claims, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our website or inability to market or provide our products and services. As a result of any such dispute, we may have to:

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  develop non-infringing technology;

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  pay damages;

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  enter into royalty or licensing agreements;

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  cease providing certain products or services; or

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  take other actions to resolve the claims.

If we cannot protect our domain name, our ability to successfully promote our brand will be impaired.

          We currently own the web domain name www.healthequity.com, which is critical to the operation of our business. The acquisition and maintenance of domain names, or Internet addresses, is generally regulated by governmental agencies and their designees. The regulation of domain names in the U.S. and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not be able to successfully implement our business strategy of establishing a strong brand for HealthEquity if we cannot prevent others from using similar domain names or trademarks. This failure could impair our ability to increase our market share and revenue.

If one or more jurisdictions successfully assert that we should have collected or in the future should collect additional sales and use taxes on our fees, we could be subject to additional liability with respect to past or future sales and the results of our operations could be adversely affected.

          We do not collect sales and use taxes in all jurisdictions in which our customers are located, based on our belief that such taxes are not applicable. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. In those jurisdictions and in those cases where we do believe sales taxes are applicable, we collect and file timely sales tax returns. Currently, such taxes are minimal. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest and penalties, and we could be required to collect such taxes in the future. This additional sales and use tax liability could adversely affect the results of our operations.

Our online platform is hosted from two data centers. Any disruption of service at our facilities or our third-party hosting providers could interrupt or delay our customers' access to our products and services, which could harm our operating results.

          The ability of our employees, members, Health Plan Partners and Employer Partners to access our technology platform is critical to our business. We currently serve our customers from data centers located in Draper, Utah, with a backup site in Austin, Texas. We cannot ensure that the measures we have taken will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation:

  •
  extended power loss;

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  telecommunications failures from multiple telecommunications providers;

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  natural disaster or an act of terrorism;

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  software and hardware errors, or failures in our own systems or in other systems;

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  network environment disruptions such as computer viruses, hacking and similar problems in our own systems and in other systems;

  •
  theft and vandalism of equipment; and

  •
  actions or events caused by or related to third parties.

          We attempt to mitigate these risks through various business continuity efforts, including redundant infrastructure, 24/7/365 system activity monitoring, backup and recovery procedures, use of a secure storage facility for backup media, separate test systems and change management and system security measures, but our precautions may not protect against all potential problems. Our data recovery center is equipped with physical space, power, storage and networking infrastructure and Internet connectivity to support our online platform in the event of the interruption of services at our primary data center. Even with this data recovery center, however, our operations would be interrupted during the transition process should our primary data center experience a failure. Disruptions at our data centers could cause disruptions to our online platform and data loss or corruption. We have experienced interruptions and delays in service and availability for data centers, bandwidth and other technologies in the past. Any future errors, failure, interruptions or delays experienced in connection these third-party technologies could delay our customers' access to our products, which would harm our business. This could damage our reputation, subject us to potential liability or costs related to defending against claims or cause our customers and strategic partners to cease doing business with us, any of which could negatively impact our revenue.

Interruption or failure of our information technology and communications systems could impair our ability to effectively deliver our products and services, which could cause us to lose customers and harm our operating results.

          Our business depends on the continuing operation of our technology infrastructure and systems. Any damage to or failure of our systems could result in interruptions in our ability to deliver our products and services. Interruptions in our service could reduce our revenue and profits, and our reputation could be damaged if people believe our systems are unreliable. Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, break-ins, hardware or software failures, telecommunications failures, computer viruses or other attempts to harm our systems and similar events.

          Any unscheduled interruption in our service would result in an immediate loss of revenue. Frequent or persistent system failures that result in the unavailability of our platform or slower response times could reduce our customers' ability to access our platform, impair our delivery of our products and services and harm the perception of our platform as reliable, trustworthy and consistent. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

Acts of terrorism, acts of war and other unforeseen events may cause damage or disruption to us or our customers, which could materially and adversely affect our business, financial condition and operating results.

          Natural disasters, acts of war, terrorist attacks and the escalation of military activity in response to such attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, market disruptions and job losses. Such events may have an adverse effect on the economy in general. Moreover, the potential for future terrorist attacks and the national and international responses to such threats could affect the business in ways that cannot be predicted. The effect of any of these events or threats could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to this Offering and Owning Our Common Stock

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected.

          As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. A material weakness is a deficiency, or a combination of deficiencies, in financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our second annual report following our initial public offering, which will be for our year ending January 31, 2016, provide a management report on internal controls over financial reporting. Sarbanes-Oxley also requires that our management report on internal controls over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect to have our independent registered public accounting firm attest to our management report on internal controls over financial reporting for so long as we are an emerging growth company.

          In connection with our preparation for our initial public offering, we concluded that there was a material weakness in our financial reporting that caused the restatement of our previously issued financial statements as of and for the year ended January 31, 2013. The material weakness we identified comprised our lack of sufficient expertise to appropriately address and timely account for complex, non-routine transactions in accordance with GAAP. The evidence of this material weakness related primarily to the measurement and classification of our redeemable convertible preferred stock and warrants issued in connection with our redeemable convertible preferred stock. During the year ended January 31, 2014, we added personnel to our accounting staff with appropriate levels of experience to remediate the aforementioned material weakness and further developed our accounting policies and financial reporting procedures. As of January 31, 2015, we determined that the material weakness had been remediated as a result of the action taken and the resulting improvements in our internal controls over financial reporting.

          If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of Sarbanes-Oxley in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

The market price of our common stock may be volatile.

          The stock market in general has been highly volatile. As a result, the market price and trading volume for our common stock may also be highly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our common stock to fluctuate significantly include:

  •
  our operating and financial performance and prospects and the performance of other similar companies;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  conditions that impact demand for our products and services;

  •
  the public's reaction to our press releases, financial guidance and other public announcements, and filings with the SEC;

  •
  changes in earnings estimates or recommendations by securities or research analysts who track our common stock;

  •
  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  changes in government and other regulations;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  arrival and departure of key personnel;

  •
  sales of common stock by us, our investors or members of our management team; and

  •
  changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failure, cyber attack, civil unrest in various parts of the world, acts of war, terrorist attacks or other catastrophic events.

          Any of these factors may result in large and sudden changes in the trading volume and market price of our common stock and may prevent you from being able to sell your shares at or above the price you paid for your shares of our common stock. Following periods of volatility in the market price of a company's securities, stockholders often file securities class-action lawsuits against such company. Our involvement in a class-action lawsuit could divert our senior management's attention and, if adversely determined, could have a material and adverse effect on our business, financial condition and results of operations.

Future sales of shares by existing stockholders could cause our stock price to decline.

          Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

          As of March 10, 2015, we had 55,065,470 shares of our common stock outstanding, of which 22,082,920 shares are held by our affiliates and subject to the resale restrictions of Rule 144 under the Securities Act. In addition, as of March 10, 2015, we had options outstanding that, if fully exercised, would result in the issuance of approximately 6,189,150 shares of our common stock. All of the shares of our common stock issuable upon the exercise of options have been registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements.

          Holders of approximately 22,562,903 shares, or 41.0%, of our outstanding common stock have registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders in the future.

Our principal stockholder owns a significant percentage of our shares and will be able to exert significant control over matters subject to stockholder approval.

          As of March 10, 2015, our principal stockholder, Berkley, owned approximately 28.0% of our outstanding voting shares. Therefore, Berkley may have the ability to influence us through its ownership position. Berkley may be able to determine all matters requiring stockholder approval. For example, it may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares that you may feel are in your best interest as one of our stockholders. In addition, our certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board's decision regarding a takeover.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

          The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the securities or industry analysts that covers us downgrades our shares or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We are an emerging growth company, and we cannot be certain whether taking advantage of certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

          We are an "emerging growth company," as defined in the JOBS Act, enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

          In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

          We could remain an emerging growth company until January 31, 2020, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if, among other things, the market value of common equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

          If some investors find our common stock less attractive as a result of any decisions to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an emerging growth company.

          As a public company, we are subject to the reporting requirements of the Exchange Act, Sarbanes-Oxley, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Select Market, or NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs and will make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

          In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

          Being a public company and these new rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and in the future we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

          As a result of disclosure of information in our filings with the SEC, our business and financial condition have become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

We have broad discretion to use the proceeds to us from the offering and our investment of those proceeds may not yield favorable returns.

          Our management has broad discretion to spend the proceeds from this offering and you may not agree with the way the proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common stock to decline.

We do not intend to pay regular cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

          We have no current plans to declare and pay any cash dividends for the foreseeable future. We currently intend to retain all our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

          If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their share holdings in us.

Purchasing our common stock through this offering will result in an immediate and substantial dilution of your investment.

          The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See "Dilution."

          Furthermore, if we raise additional capital by issuing new convertible or equity securities at a lower price than the public offering price, your interest will be further diluted. This may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our common stock at a lower price than the public offering price. In addition, newer securities may have rights, preferences or privileges senior to those of securities held by you.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

          Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include the inability of our stockholders to act by written consent and certain advance notice procedures with respect to stockholder proposals and nominations for candidates for the election of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and Delaware law to prevent or delay a transaction involving a change in control of our company, even if doing so would benefit our stockholders.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

          Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of our directors and officers to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

          This prospectus and the information incorporated by reference in this prospectus include forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" contained or incorporated by reference in this prospectus. These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, product expansion, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future" and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus and the information incorporated by reference in this prospectus.

          Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

  •
  our expectations regarding our operating revenue, expenses, effective tax rates and other results of operations;

  •
  our anticipated capital expenditures and our estimates regarding our capital requirements;

  •
  our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

  •
  the growth rates of the markets in which we compete;

  •
  competitive pressures related to the fees that we charge;

  •
  our reliance on key members of executive management and our ability to identify, recruit and retain skilled personnel;

  •
  management compensation and the methodology for its determination;

  •
  our ability to promote our brand;

  •
  disturbance to our information technology systems;

  •
  our ability to protect our intellectual property rights;

  •
  unavailability of capital;

  •
  general economic conditions;

  •
  risk of future legal proceedings; and

  •
  other risks and factors listed under "Risk Factors" and elsewhere in this prospectus and the information incorporated by reference in this prospectus.

          In light of these risks, uncertainties and other factors, the forward-looking statements contained in this prospectus and the information incorporated by reference in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

          This prospectus also contains or incorporates by reference estimates and other information concerning our industry, including market size and growth rates, that are based on industry publications, data from research firms and other third-party sources, surveys, estimates and forecasts, including those generated by Interpro Publications Inc. (Consumer Driven Market Report), Devenir Group, LLC and Employee Benefit Research Institute. Although we believe the information in these industry publications and third-party sources is generally reliable, this information is inherently imprecise and involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, projections, assumptions and estimates of our future performance, industry or market conditions and demographics are inherently imprecise, and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors."

USE OF PROCEEDS

          We estimate that we will receive net proceeds from the sale of 395,000 shares of common stock offered by us of approximately $9.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

          The principal purposes of this offering are to increase our public float and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders in this offering. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments. We will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and obligations of the U.S. government and government agencies.

          We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

DIVIDEND POLICY

          We do not currently intend to pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of January 31, 2015:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect (i) the issuance and sale by us of shares of our common stock in this offering, and the receipt of the net proceeds from our sale of these shares at the public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 380,000 shares of our common stock upon the exercise of outstanding stock options with an aggregate exercise price of $222,000 by certain selling stockholders, as if the events had occurred on January 31, 2015.

          You should read this table in conjunction with the "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of January 31, 2015
	Actual	As Adjusted
	(In thousands, except par value)
Cash and cash equivalents	$111,005	$120,274

Preferred stock, $0.0001 par value; 100,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.0001 par value; 900,000 shares authorized; 54,802 shares issued and outstanding, actual; 55,577 shares issued and outstanding on an as adjusted basis	5	5
Additional paid-in capital	157,094	166,362
Accumulated deficit	(13,004)	(13,004)

Total stockholders' equity	144,095	153,364

Total capitalization	$144,095	$153,364

          The table above is based on the number of shares of our common stock outstanding on January 31, 2015, and excludes:

  •
  6,077,005 shares of our common stock issuable upon the exercise of outstanding stock options as of January 31, 2015 (not including the 380,000 stock options being exercised in by certain selling stockholders in connection with shares to be sold in this offering), at a weighted average exercise price of $5.56 per share, of which 3,685,780 options were exercisable as of such date; and

  •
  474,150 shares of our common stock reserved for future grant or issuance under our 2014 Amended and Restated Equity Incentive Plan as of January 31, 2015.

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

          As of January 31, 2015, our net tangible book value was $112.9 million, or $2.06 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of January 31, 2015.

          After giving effect to (i) our sale in this offering of 395,000 shares of common stock at the public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 380,000 shares of our common stock upon the exercise of outstanding stock options with an aggregate exercise price of $222,000 by certain selling stockholders, our as adjusted net tangible book value as of January 31, 2015 would have been approximately $122.2 million, or $2.20 per share of common stock. This represents an immediate increase in the as adjusted net tangible book value of $0.14 per share to our existing stockholders and an immediate dilution of $23.70 per share to investors purchasing shares in this offering.

          The following table illustrates this per share dilution:

Public offering price per share		$25.90
Historical net tangible book value per share as of January 31, 2015	$2.06
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	0.14

As adjusted net tangible book value per share after this offering		$2.20

Dilution in net tangible book value per share to new investors		$23.70

          If the underwriters exercise their option to purchase additional shares, the as adjusted net tangible book value per share after the offering would be $2.43 per share, the increase in the as adjusted net tangible book value per share to existing stockholders would be $0.37 per share and the dilution to new investors purchasing common stock in this offering would be $23.47 per share.

          The number of shares of common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding on January 31, 2015, and excludes:

  •
  6,077,005 shares of our common stock issuable upon the exercise of outstanding stock options as of January 31, 2015 (not including the 380,000 stock options being exercised in by certain selling stockholders in connection with shares to be sold in this offering), at a weighted average exercise price of $5.56 per share, of which 3,685,780 options were exercisable as of such date; and

  •
  474,150 shares of our common stock reserved for future grant or issuance under our 2014 Amended and Restated Equity Incentive Plan as of January 31, 2015.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table presents information regarding the beneficial ownership of the shares of our common stock as of March 10, 2015 with respect to:

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

  •
  all other selling stockholders;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

          Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, or has the right to acquire beneficial ownership of that security within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have or will have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

          Our calculation of the percentage of beneficial ownership prior to the completion of this offering is based on 55,065,470 shares of common stock outstanding as of March 10, 2015. We have based our calculation of the percentage of beneficial ownership following completion of this offering on 55,840,470 shares of our common stock outstanding immediately following the completion of this offering.

          Common stock subject to stock options currently exercisable or exercisable within 60 days of March 10, 2015 is deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but is not deemed outstanding for computing the percentage of any other person.

          Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o HealthEquity, Inc., 15 W. Scenic Pointe Dr., Ste. 100, Draper, UT 84020.

	Shares beneficially owned prior to the offering			Shares beneficially owned after the offering
			Number of Shares Being Sold
Name of Beneficial Owner	Shares(1)	Percentage		Shares	Percentage
5% Stockholders
Berkley Capital Investors, L.P.(2)	15,394,150	28.0%	1,125,000	14,269,150	25.6%
Financial Partners Fund I, L.P.(3)	4,031,468	7.3%	1,205,000	2,826,468	5.1%
Other selling stockholders
Michael Chapman(4)	235,000	*	60,000	175,000	*
Lucy Feldkircher(5)	155,000	*	100,000	55,000	*
David S. Hall	811,000	1.5%	25,000	786,000	1.4%
Darcy Mott(6)	547,000	1.0%	120,000	427,000	*
William J. West Jr.	972,444	1.8%	600,000	372,444	*
Directors and named executive officers
Jon Kessler(7)	1,670,000	3.0%	100,000	1,570,000	2.8%
Stephen D. Neeleman, M.D.(8)	1,867,285	3.4%	120,000	1,747,285	3.1%
Frank T. Medici(9)	15,429,150	28.0%	1,125,000	14,304,150	25.6%
Ian Sacks(10)	438,417	*	—	438,417	*
Evelyn Dilsaver(11)	15,500	*	—	15,500	*
Michael O. Leavitt(12)	246,000	*	—	246,000	*
Manu Rana(13)	4,083,968	7.4%	1,205,000	2,878,968	5.2%
Frank A. Corvino(14)	7,500	*	—	7,500	*
Matthew Sydney(15)	40,100	*	—	40,100	*
All directors and executive officers as a group (12 persons)(16)	24,497,920	42.6%	—	21,827,920	37.6%

*
Represents beneficial ownership of less than 1%.

(1)
Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown.

(2)
Berkley Capital, LLC is the general partner of Berkley Capital Investors, L.P. ("Berkley Capital"). Frank T. Medici is President of Berkley Capital, LLC and as such holds the sole voting and dispositive power over the shares held by Berkley Capital. Mr. Medici disclaims beneficial ownership of the shares held by Berkley Capital. The address of Berkley Capital is 475 Steamboat Road, Greenwich, CT 06830.

(3)
Napier Park Global Capital GP LLC ("GPLLC") is the general partner of Financial Partners Fund I, L.P. ("FPF"). GPLLC has delegated to Manu Rana, Steve Piaker and Daniel Kittredge the sole voting and dispositive power over the shares held by FPF. The address at FPF is 280 Park Avenue, 3rd Floor, New York, NY 10017.

(4)
Includes 125,000 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015, 60,000 of which will be exercised and sold in connection with this offering.

(5)
Includes 155,000 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015, 100,000 of which will be exercised and sold in connection with this offering.

(6)
Includes 545,000 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015, 120,000 of which will be exercised and sold in connection with this offering.

(7)
Consists of 1,245,000 shares issuable upon exercise of outstanding stock options within 60 days of March 10, 2015, 100,000 of which will be exercised and sold in connection this offering.

(8)
Consists of (i) 948,814 shares held of record by Stephen D. Neeleman, M.D., 70,000 of which will be sold in connection with this offering, (ii) 350,000 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015, (iii) 68,471 shares held of record by Christine Neeleman and (iv) 500,000 shares held of record by Neeleman Family Holdings, LLC, a Utah limited liability company ("Family Holdings"), 50,000 of which will be sold in connection with this offering. Dr. Neeleman is the manager of Family Holdings and as such holds sole voting and dispositive power over the shares held of record by Family Holdings. Dr. Neeleman disclaims beneficial ownership of the shares held by Family Holdings except to the extent of his pecuniary interest therein.

(9)
Consists of (i) 12,500 shares held of record by Frank Medici, (ii) 22,500 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015, and (iii) 15,394,150 shares held of record by Berkley Capital. See note (2) above.

(10)
Includes 15,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 10, 2015.

(11)
Includes 7,500 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015.

(12)
Consists of (i) 30,000 shares held of record by Michael Leavitt, (ii) 15,000 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015, and (iii) 201,000 shares held of record by Leavitt Partners, LLC ("Leavitt Partners"). Michael Leavitt, Rich McKeown, Charlie Johnson, Andrew Croshaw, Brett Graham and Taylor Leavitt are each members of the board of managers of Leavitt Partners and as such share sole voting and dispositive power over the shares held of record by Leavitt Partners. Each of Messrs. Leavitt, McKeown, Johnson, Croshaw, Graham and Leavitt disclaims beneficial ownership of the shares held by Leavitt Partners except to the extent of his pecuniary interest therein. The address of Leavitt Partners is 299 S. Main St., Salt Lake City, UT 84111.

(13)
Consists of (i) 52,500 shares issuable upon exercise of outstanding stock options granted to Mr. Rana and exercisable within 60 days of March 10, 2015, and (ii) 4,031,468 shares held of record by FPF. See note (3) above.

(14)
Consists of 7,500 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015.

(15)
Consists of 5,000 shares issuable upon exercise of outstanding options exercisable within 60 days of March 10, 2015.

(16)
Consists of (i) 22,082,920 shares held by the current directors and executive officers and (ii) 2,415,000 shares issuable pursuant to stock options held by such persons that are exercisable within 60 days of March 10, 2015.

DESCRIPTION OF CAPITAL STOCK

          The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries. You should read these summaries in conjunction with our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

          Our authorized capital stock consists of 100,000,000 shares of preferred stock, par value $0.0001 per share, and 900,000,000 shares of common stock, par value $0.0001 per share. To date, we have issued, and unless our board of directors determines otherwise, we expect to continue to issue all shares of our capital stock in uncertificated form.

Common Stock

          The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

          Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

          The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of our company.

          We have no present plans to issue any shares of preferred stock.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Undesignated Preferred Stock

          As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

          Our certificate of incorporation provides that our stockholders (other than holders of preferred stock, if any is outstanding and so provided for in an applicable certificate of designation) may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

          In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, or a majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

          Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

          Our certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board's decision regarding a takeover.

Amendment of Charter Provisions

          The amendment of the above provisions of our certificate of incorporation requires approval by holders of at least 66 2/3% of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-takeover Statute

          We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

          Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

          The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum

          Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or bylaws; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Corporate Opportunity

          Our certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Berkley or any of its officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Berkley, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law by reason of the fact that such person, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither Berkley, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitation on Director and Officer Liability and Indemnification

          Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

          Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

          We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

          The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Market Listing

          Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY".

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent's address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

          Sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of shares of our common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

          After this public offering, 55,840,470 shares of our common stock will be outstanding. Of these shares, the 10,465,000 shares issued in our initial public offering and all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 41,525,470 shares of our common stock that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Shares held by non-affiliates that are not restricted securities or that have been owned for more than one year may be sold without regard to the provisions of Rule 144.

Lock-up Agreements

          We, certain of our officers, all of our directors and all of the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Wells Fargo Securities, LLC. These agreements are described below under "Underwriting."

Rule 144

          In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are current in our periodic reporting requirements of the Exchange Act. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale would be subject to additional restrictions by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

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  1% of the number of shares of common stock then outstanding, which will equal approximately 558,405 shares immediately after this offering assuming no exercise of the underwriters' option to purchase additional shares, based on the number of common shares outstanding as of March 10, 2015; or

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  the average weekly trading volume of our shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are current in our public reporting requirements under the Exchange Act. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

          Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Rule 10b5-1 Trading Plans

          Certain of our executive officers have adopted, and other executive officers and directors may in the future adopt, written plans, known as "Rule 10b5-1 trading plans," under which they have contracted, or may in the future contract, with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from such officer or director. Sales of shares covered by Rule 10b5-1 trading plans as of the date of this prospectus are not subject to the lock-up agreements entered into in connection with this offering.

Form S-8 Registration Statement

          We have filed a registration statement on Form S-8 under the Securities Act covering substantially all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our equity incentive plans. Shares covered by this registration statement are eligible for sale in the public market, in the case of our executive officers and directors, upon the expiration of the lock-up agreements entered into in connection with this offering, which are described above, subject to the vesting of such shares and compliance with our insider trading policy, where applicable.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

          The following is a summary of material U.S. federal income tax and estate tax consequences to non-U.S. holders relating to the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

          This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder's particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  persons subject to the alternative minimum tax or the tax on net investment income;

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  tax-exempt organizations;

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  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

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  partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

  •
  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

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  real estate investment trusts or regulated investment companies;

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  certain former citizens or long-term residents of the U.S.;

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  persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

  •
  persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

          If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

          You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

          For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

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  a partnership;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made election to be treated as a U.S. person.

Distributions

          If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Subject to the discussions of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding below, distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable.

          If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

          A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

          Subject to the discussions of FATCA and backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

  •
  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

  •
  such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

          A non-U.S. holder that is an individual and who is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder's taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

          Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder's conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

          Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not expect to be treated as a USRPHC as of the date hereof; however, there can be no assurances that we are not now or will not become in the future a USRPHC. If, however, we were a USRPHC during the applicable testing period, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period) more than 5% of such regularly traded stock. Please note, though, that we can provide no assurance that our common stock will remain regularly traded.

Federal Estate Tax

          Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Foreign Account Tax Compliance Act

          Pursuant to FATCA, a 30% withholding tax will be imposed on dividends paid with respect to our common stock and, after December 31, 2016, on proceeds from the sale or other disposition of our common stock to "foreign financial institutions" (including non-U.S. investment funds) or "non-financial foreign entities" (each as defined in the Code and Treasury Regulations), unless they meet the information reporting requirements of FATCA. To avoid withholding, a foreign financial institution will need to enter into an agreement with the IRS that states that it will provide the IRS certain information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to its account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury Regulations, may modify these requirements. A non-financial foreign entity will need to provide either the name, address and taxpayer identification number of each substantial U.S. owner, or certifications of no substantial U.S. ownership to avoid withholding, unless certain exceptions apply. You should consult your own tax advisors regarding FATCA and its effect on you.

Backup Withholding and Information Reporting

          Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder's name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder country of residence.

          Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder's status on a Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

          Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

          The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

          We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Wells Fargo Securities, LLC is acting as book-running manager of the offering and as representative of the underwriters. We, the selling stockholders and the underwriters have entered into an underwriting agreement. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Wells Fargo Securities, LLC	2,021,250
Raymond James & Associates, Inc.	770,000
Robert W. Baird & Co. Incorporated	529,375
SunTrust Robinson Humphrey, Inc.	529,375

Total	3,850,000

          The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

          The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.6216 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

          The underwriters have an option to buy up to 577,500 additional shares of common stock from us to cover sales of shares by the underwriters, which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

          The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $1.036 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Per share	$1.036	$1.036
Total	$3,988,600	$4,586,890

          We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $775,000. We have agreed to reimburse the underwriters for up to $25,000 for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

          A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

          We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of Wells Fargo Securities, LLC on behalf of the underwriters for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise or vesting of awards granted under our stock-based compensation plans.

          Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of Wells Fargo Securities, LLC on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or other securityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, other than the shares of our common stock to be sold pursuant to this prospectus, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

          Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY".

          In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

          The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

          These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

          In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

          Certain of the underwriters and their affiliates have provided in the past to us, and our affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

          Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

          This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

          For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Switzerland

          This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

Notice to Prospective Investors in Ireland

          This prospectus and any other material in relation to the ordinary shares described herein is only being distributed in Ireland:

               (i)  in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC as amended by Directive 2010/73/EC;

              (ii)  in compliance with the provisions of the Irish Companies Acts 1963-2009; and

             (iii)  in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the ordinary shares.

LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Diego, California.

EXPERTS

          The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 2015, have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

          We "incorporate by reference" certain documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

          The following documents filed with the SEC are hereby incorporated by reference in this prospectus and the registration statement of which this prospectus is a part:

  •
  our Annual Report on Form 10-K for the year ended January 31, 2015, filed with the SEC on March 31, 2015; and

  •
  our Current Report on Form 8-K filed with the SEC on October 27, 2014.

          We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to our Executive Vice President, General Counsel and Secretary, at: HealthEquity, Inc., 15 W. Scenic Pointe Dr., Ste. 100, Draper, UT 84020; (801) 727-1000.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

          We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

3,850,000 Shares

Common Stock

PROSPECTUS

May 5, 2015

Wells Fargo Securities

Raymond James	Baird	SunTrust Robinson Humphrey